15047101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Blvd., Ste. 350
(No. and Street)

Minneapolis (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd., Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry O. Bumgardner
Signature

President
Title

Lizabeth Lundin
Notary Public

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gardner Financial Services
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gardner Financial Services, (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 09, 2015
Milwaukee, Wisconsin

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash and Equivalents	$ 107,985
Cash on Deposit with Clearing Organization	50,000
Commissions Receivable	117,632
Investments - Available for Sale	266,807
Other Assets	2,632
Total Assets	545,056
LIABILITIES	
Commissions Payable	96,307
Accounts and Accruals Payable	14,302
Total Liabilities	110,609
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares	5,400
Additional Paid-In Capital	54,088
Retained Earnings	374,959
Total Stockholders' Equity	434,447
Total Liabilities and Stockholders' Equity	545,056

The accompanying notes to financial statements are an integral part of these statements.

Gardner Financial Services, Inc.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenue	
Commissions	$ 2,419,008
Management Services Income	115,836
Total Revenue	2,534,844
Expenses	
Payroll and Related Taxes	227,491
Commissions Expense	1,860,997
Clearing House Expenses	44,074
Employee Benefits, Donations and Gifts	16,625
License and Registration Fees	825
Office Expense	35,287
Leasing and Vehicle Expense	12,223
Meals and Entertainment	21,696
Professional Fees	23,034
Compliance Expense	23,020
Office Rent	30,343
Telephone	7,314
Travel, Training and Conferences	308
Insurance, Equipment and Other	25,058
Total Expenses	2,328,295
Net Income from Operations	206,549
Other Income	
Unrealized Gain on Investments	18,765
Net Income	225,314

The accompanying notes to financial statements are an integral part of these statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2014	540,000	$ 5,400	$ 54,088	$ 265,059	$ 324,547
Net Income for the Year				225,314	225,314
Shareholder Distributions				(115,414)	(115,414)
Balance, December 31, 2014	540,000	5,400	54,088	374,959	434,447

The accompanying notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash Flows from (to) Operating Activities	
Net Income	$ 225,314
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) in Cash on Deposit with Clearing Organization	(40,000)
Decrease in Representative Receivable and Advances	10,000
(Increase) in Commissions Receivable	(13,761)
(Increase) in Investments	(18,765)
Increase in Commissions Payable	11,659
(Decrease) in Accounts and Accruals Payable	(16,789)
Net Cash Provided by Operating Activities	157,658
Cash Flows (to) Financing Activities	
Distributions	(115,414)
Net Increase in Cash and Equivalents	42,244
Cash and Equivalents, Beginning of Year	65,741
Cash and Equivalents, End of Year	107,985

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker-dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement date basis, based on documentation received from the clearing entity and processed by the firm.

Accounting Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

Subsequent Events – Subsequent events have been evaluated through February 9, 2015, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

3. Investments

Funds have been invested in mutual funds and are carried at market value determined as under Level 1 at quoted prices in active markets:

Mutual Funds	$266,807

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs generally are based on indirect information, such as quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. Level 3 inputs, which are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price assets, and are developed using the best information available in the circumstances. Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. As shown above, the Company measures fair value using Level 1 inputs available for all of its investment assets. Level 2 inputs and Level 3 inputs are only used when Level 1 inputs are not available.

4. Rule 15c3-3 Exemption

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

5. Operating Leases

The Company leases office space under a five year lease that began September 2012, and was amended on March 27, 2014 to include additional office space. The net annual rental expense under the lease for the year ended December 31, 2014 was $30,343.

The Company leases two vehicles. The lease expense for the year ended December 31, 2014 was $12,223.

Minimum rental commitments to future years are:

2015	$ 57,096
2016	51,845
2017	43,888
Total	152,829

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $382,834, which was $332,834 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2014 was .29 to 1.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

7. Management Services

The Company charges a related entity for office space and management services that it provides. For 2014, the Company had management services income of $115,836 from the related entity, according to contractual terms.

8. Income Taxes

The Company has evaluated for uncertain tax positions and management has determined there are no uncertain tax positions as of December 31, 2014. Tax returns for the past three tax years remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

1. Total Ownership Equity from Statement of Financial Condition		$ 434,447
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		434,447
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		434,447
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Statement of Financial Condition	$ 11,592	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges		
D. Other Deductions and Changes		
Total Deductions and Changes		11,592
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		422,855
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities		40,021
D. Undue Concentration		
E. Other		
10. Net Capital		382,834
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	110,609	
Total Aggregate Indebtedness	110,609	
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50,000
Net Capital in Excess of Requirements		332,834
Net Capital as Above		382,834
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		371,773
Ratio: Aggregate Indebtedness to Net Capital		.29 to 1

Gardner Financial Services
December 31, 2014
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agree Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholders of
Gardner Financial Services
8421 Wayzata Blvd
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Gardner Financial Services (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [check copies] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting immaterial differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance] supporting the adjustments noting a mathematical error in deductions resulting in an immaterial difference in assessment fees; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP
Milwaukee, WI

February 09, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2647********************MIXED AADC 220
038631 FINRA DEC
GARDNER FINANCIAL SERVICES INC
8421 WAYZATA BLVD STE 350
MINNEAPOLIS MN 55426-1384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~933~~ 1024

B. Less payment made with SIPC-6 filed (exclude interest) (468)
7/23/2014
Date Paid

C. Less prior overpayment applied (~~0~~)

D. Assessment balance due or (overpayment) ~~453~~ 556

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ~~0~~

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~453~~ 556

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~453~~ 556

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gardner Financial Services, Inc
(Name of Corporation, Partnership or other organization)

Larry Bumgardner
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,553,609
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,553,609
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,029,342
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,080
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	18,765
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	55,014 ~~96,094~~
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	2,144,201 ~~2,185,281~~
2d. SIPC Net Operating Revenues	409,408 $ ~~368,328~~
2e. General Assessment @ .0025	1024 $ ~~921~~ (to page 1, line 2.A.)

GFS
GARDNER FINANCIAL SERVICES
8421 Wayzata Blvd., Suite 350, Minneapolis, MN 55426 Phone: (952) 935-4601 / Fax: (952) 935-4958

Gardner Financial Services, Inc.
EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 7, 2015

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17 a-5(d)(d):

- Gardner Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA
- Gardner Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2014
- Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Gardner Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception
- Gardner Financial Services, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: Larry Bumgardner

Name: LARRY BUMGARDNER